Mail Stop 7010

      July 19, 2005

Via U.S. mail and facsimile

Mr. John T. Sawyer
President and Chief Executive Officer, Penhall International Corp. 1801 Penhall Way
Anaheim, CA  92803

	RE:	Form 10-K/A for the fiscal year ended June 30, 2004
		Form 10-Q for the period ended March 31, 2005
			File No. 333-64745

Dear Mr. Sawyer:

		We have reviewed these filings and your responses to our letter dated March 22, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED JUNE 30, 2004

Selected Financial Data, pages 11-12

1. We note your proposed disclosures and response to prior comment
2
in our letter dated March 22, 2005 as well as your proposed disclosure. We note that you have modified the calculation of Adjusted EBITDA as well as expanded your disclosure to indicate that management believes that Adjusted EBITDA is a meaningful measure and represents and alternative view of our operating performance and have the following comments.

* We note that Adjusted EBITDA excludes goodwill impairment. Confirm that you do not believe that it is reasonably likely that you will incur goodwill impairment charges within two years as required by
Item 10(e)(ii)(B) of Regulation S-K.
* You must revise your disclosures to provide all the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Ensure that your discussion of the material limitations associated with the use of your non-GAAP financial measure addresses the material limitations caused by the elimination of each recurring item.
* Reconcile this non-GAAP financial performance measure to your most directly comparable GAAP measure, net income.

Note 1 - Summary of Significant Accounting Policies - Segment
Information, page 30

2. We note your response to our prior comment 14 in our letter dated
March 22, 2005 and have the following additional comments regarding your segment presentation.

* You indicate that your 44 division are operating segments that have
been aggregated into one reportable segment. You have not address how you have determined that these operating segments have similar economic characteristics. Provide us with a comprehensive analysis of the sales and gross margin trends of these 44 divisions over the
last five years.  Address any discrepancies in these trends.
Refer
to paragraphs 17 and 19 of SFAS 131 as well as EITF 04-10 -- Determining Whether to Aggregate Operating Segments That Do Not Meet
the Quantitative Thresholds.
* Provide a more comprehensive analysis of how you have concluded that your customers are similar in each of your 44 divisions. Specifically address whether you serve customers in the industrial, construction, governmental and residential markets in each
division
or if certain divisions focus on certain markets. Address how similar or different your customer base is in each of these four markets you serve.
* Your response indicates that you produce a variety of profit and loss statements. It appears that you have provided us with only one such report - Sales & EBITDA Comparison for the nine months ended
March 31, 2004 and 2005.   Provide us with a representative copy
of
each report prepared for your CODM.

Form 10-K/A: Note 15 - Guarantors and Financial Information, page
43
Form 10-Q: Note 7 - Condensed Consolidating Financial Information, page 8

3. We note your response to our prior comment 18 in our letter dated
March 22, 2005 and the change made to your Form 10-Q for the period ended March 31, 2005. It remains unclear whether the Senior Notes are guaranteed by your 100% owned subsidiaries on a full and unconditional basis. Please revise accordingly.

Item 9A. Controls and Procedures, page 55

4. We note your response to our prior comments 19 and 20 and have the following additional comments.
* It appears to us that you have taken an overly narrow interpretation of disclosure controls and procedures. It would appear to us that in order to have effective disclosure controls and procedures, you must have had controls in place to ensure that information received by management was not misinterpreted. In light of this expanded view of disclosure controls and procedures, please reassess whether this error constitutes a material weakness. If a material weakness existed, please disclose this fact in your amendment.
* If you continue to believe your disclosure controls and procedures were effective in light of the fact that an error was made in your financial statements that lead to a restatement of your financial statements, you must expand your disclosure to provide a comprehensive discussion that sets forth the basis for your president and chief executive officer and chief financial officer`s conclusions.
* Expand your disclosure to clarify what steps you are taking, or will take, to correct the cited problem. Do not limit your discussion only to those steps that you have already taken.

Form 10-Q for the quarter ended March 31, 2005

5. In response to our prior comment 22 in our letter dated March
22,
2005, we note your disclosures under Item 4 in Form 1Q-Q for the quarterly period ended March 31, 2005 that state "...disclosure controls and procedures were effective as of the end of the period covered by this report in that they were reasonably designed..." These revised disclosures don`t comply with the requirements of Item
4 or our prior comment in that you must conclude that your disclosure controls and procedures are effective or ineffective, not whether they are reasonably designed. Please revise your disclosures accordingly.

6. In addition, the conclusion reached by your Chief Executive Officer and Chief Financial Officer in the second paragraph continues to refer to an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As previously requested, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Amend your Form 10-Q to comply with Item 307 of Regulation S-K.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734,
or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. John T. Sawyer
July 19, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE